HOLODIA FITNESS.REINVENTED

Hey <<First Name>>,

The Friends & Family phase of our crowdfunding campaign is almost over. Did you get a chance to invest on preferential terms?

The investment campaign is about to go public, meaning anyone on WeFunder will be able to invest. The conditions of investment will change slightly, but they will still give a substantial value.

So, what exactly is that value, and why HOLOFIT?

🔥 65K+ monthly active users and 350K+ downloads (30+ countries)

🤝 Published on Oculus Meta and Pico/ByteDance (TikTok) > 4B+ users

🚼 Backed by Comcast and NBCUniversal, Angel investors from Apple and Google

💪 Went through Techstars in 2021 (top 0.1% of startups worldwide!) and raised $2M to date!

📰 Featured In Rolling Stone, The Washington Post, Forbes, C/NET, VR Fitness Insider, Men's Journal, more

💰 80k monthly recurring revenue I 1,500% growth since launch in January 2021!!!

We talk about all this in detail on our pitch page! Be sure to check it out.


HOLODIA'S
HOLOFIT VR FITNESS
Turns a Workout into a Vacation
-Club Solutions Magazine
Featured In
Forbes | MEN'S JOURNAL | The Guardian | VR FITNESS INSIDER | RollingStone
The Washington Post | THE WALL STREET JOURNAL.

How to invest?

If you are investing from the US, simply head to our pitch page and follow the steps.

If you're investing from outside the US, check out this brief international investor guide, and then head to our pitch page.

If you are planning to invest over $25k, please contact us directly at bojana@holodia.com to receive a special invitation link.

Invest today

Finally, we have received many questions about the WeFunder investor process, so we have prepared a Quick Investor Guide. Download it today and read up.

Of course, should any additional questions come up, feel free to send me an email.

Best,
Bojana from Holodia

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.